UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2023
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14077

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
WILLIAMS-SONOMA, INC.
401(k) PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WILLIAMS-SONOMA, INC.
3250 Van Ness Avenue
San Francisco, CA 94109
(415) 421-7900

WILLIAMS-SONOMA, INC. 401(K) PLAN
Employer ID No: 94-2203880
Plan Number: 001
Financial Statements as of December 31, 2023 and 2022 and for
the Year Ended December 31, 2023,
Supplemental Schedules as of and for the Year Ended December 31, 2023
and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(K) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Administrative Committee and Participants of
Williams-Sonoma, Inc. 401(k) Plan
San Francisco, California

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2023 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CROWE LLP

New York, New York
June 24, 2024
We have served as the Plan's auditor since 2023.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2023 and 2022

	2023	2022
Assets
Investments, at fair value	$614,246,069	$472,051,360

Receivables:
Participant contributions receivable	2,381,865	1,549,699
Employer contributions receivable	7,260,323	6,511,583
Notes receivable from participants	6,332,492	5,823,197
Total receivables	15,974,680	13,884,479
Total assets	630,220,749	485,935,839
Liabilities
Excess contributions payable	—	(4,468)
Total liabilities	—	(4,468)
NET ASSETS AVAILABLE FOR BENEFITS	$630,220,749	$485,931,371
See Notes to Financial Statements.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2023

2023

Contributions:
Participant contributions	$35,324,447
Employer contributions, net of forfeitures	12,096,384
Rollovers	3,352,993
Total contributions	50,773,824

Investment income:
Net appreciation in fair value of investments	133,762,841
Dividends	5,716,954
Interest	1,073,857
Total investment income	140,553,652

Interest income on notes receivable from participants	322,651
Benefit payments to participants	(46,843,137)
Administrative expenses	(517,612)

Net increase	144,289,378

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	485,931,371
End of year	$630,220,749
See Notes to Financial Statements.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Notes to Financial Statements

1. DESCRIPTION OF PLAN
The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.
General – The Plan is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Board of Directors of the Company has appointed the Administrative Committee of the Plan to control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).
Plan Amendments – There were no plan amendments that became effective in 2023.
Contributions – The Plan allows participants to defer a portion of their pre-tax or after-tax (Roth) income and have such amounts paid into the Plan. Associates who are at least 21 years of age may participate as soon as administratively practicable (approximately 30 days) after their date of hire. The Plan permits all eligible associates to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages and overtime) each pay period subject to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional catch-up contributions. Participants are also allowed to rollover to the Plan certain pre-tax or after-tax distributions from other qualified plans and arrangements. During 2023, federal income tax rules limited participants’ maximum annual salary deferral contributions to $22,500, and catch-up contributions to $7,500.
The Company’s matching contribution is equal to 50% of each participant’s eligible salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay. Each participant’s matching contribution is earned on a semi-annual basis for those associates that are employed with the Company on June 30th or December 31st of the year in which the eligible deferrals are made. Full-time associates must complete one year of service, and in addition to the one-year service requirement, part-time, casual and seasonal associates must complete 1,000 hours of service during their first year or any calendar year thereafter, prior to receiving company matching contributions. The Company does not match participants’ rollover and catch-up contributions. The matching contributions are subject to the vesting provisions of the Plan document as described below and are calculated based on eligible associate contributions beginning the first day of each calendar quarter (January 1st, April 1st, July 1st, and October 1st) on or after the associate's match eligibility date.
Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined in the Plan document. Participants can transfer their contributions freely between funds at any time and still qualify for the Company’s matching contribution. The benefit to which a participant is entitled is their vested account balance.
Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions.
Notes receivable from participants – Participants who are employed full-time or part-time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced for any loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The notes receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Notes receivable are stated at their unpaid principal balance plus any accrued interest. As of December 31, 2023 and December 31, 2022, accrued interest on notes receivable from participants was $67,105 and $35,187, respectively. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid notes receivable must be paid in full on the participants’ last day of employment. As of December 31, 2023 and December 31, 2022, there were no allowances for credit losses on the notes receivable from participants. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan. As of December 31, 2023, participant loans have maturities through 2038 at interest rates ranging from 4.25% to 9.50%.
Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, catch-up contributions and any earnings attributable thereto. All matching contributions and any earnings attributable made after July 2022 become vested 100% after one year of service. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment with the Company before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation, at which time all unvested amounts are immediately forfeited) until the participant reaches a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce future Company matching contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. At December 31, 2023 and 2022, forfeited unvested accounts totaled $255,422 and $43,801, respectively. During 2023, employer contributions were reduced by $14,198 and administrative expenses of $93,152 were paid from forfeited unvested accounts.
Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains a specific age as set forth by the Internal Revenue Service ("IRS"), except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash and are recorded when paid.
Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.
Plan administrative and investment expenses – Certain administrative expenses are paid by the Plan, as permitted by the Plan document. Participants pay administrative costs for loans, distributions and qualified domestic relation orders. All other administrative expenses are paid by the Company.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting, and in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements. At December 31, 2023 and 2022, investments in the Company’s common stock fund was $133,888,607 and $81,549,590, respectively. This investment represents 21.80% and 17.28% of total investments at December 31, 2023 and 2022, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.
Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.
Investments – The Plan’s investments are stated at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The fair value of investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds is based on publicly quoted market prices. The fair value of investments in common collective trust funds is based on the net asset value of participation units held by the Plan. The fair value of investments in the self-directed brokerage accounts is based on the values of underlying investments which include interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.
There are no redemption restrictions for the Plan’s investments except those discussed in Note 3.
Benefits payable – Benefits payable represent vested account balances of $5,000 or less which will be paid to participants who had withdrawn from participation in the Plan. Benefit payments to participants will be paid in the coming year and are recorded upon distribution. As of December 31, 2023 and 2022, benefits payable was $1,197,361 and $348,382, respectively.
Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares or units held in the Plan investments which is determined based on shares or units held as of the record date and recorded on the ex-dividend date. Specifically, for the Williams-Sonoma, Inc. Stock Fund, participants may elect to receive a payout or have their dividends reinvested into the fund. For all other Plan investments, dividends are reinvested into the investment.
Excess contributions payable – The Plan is required to return contributions received during the Plan year in excess of the limits imposed by federal income tax rules.
3. FAIR VALUE MEASUREMENTS
The Plan accounts for the fair value of its assets and liabilities using the fair value hierarchy established by the Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurement, which defines three levels of inputs that may be used to measure fair value, as follows:
•    Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;
•    Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
•    Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability
The Plan has classified the inputs used to measure the fair values of the Williams-Sonoma, Inc. Stock Fund, Schwab Personal Choice Retirement Account and mutual funds as Level 1. The Williams-Sonoma, Inc. Stock Fund is a unitized fund which invests in Williams-Sonoma, Inc. common stock (valued at the closing price as reported on the New York Stock Exchange) in addition to short-term investments primarily being interest-bearing cash (valued at fair value based on their outstanding balances) which provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (NAV), which is the value of the underlying common stock and cash held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund, or “unit price”, will be slightly different from the closing price as reported on the active market. The individual assets of the stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes. The Schwab Personal Choice Retirement Account is a self-directed brokerage account comprised of interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts, all of which are valued at the closing price reported in the active market in which the securities are traded. Mutual funds are valued at the daily closing price as reported by the fund, which represents the NAV of shares held by the Plan. These funds are required to publish their daily NAV and to transact at that price, and are deemed to be actively traded.
Common collective trust funds are measured using the net asset value provided by the trustee as a practical expedient, and are therefore not classified within the fair value hierarchy. The net asset value is based on the value of the underlying assets held by the fund, less its liabilities. This practical expedient is not used when it is deemed probable that the fund will sell the investment for an amount different than the reported net asset value. If the Plan initiates a full redemption of the T. Rowe Price Large-Cap Growth Trust, the issuer reserves the right to require 30 days notification in order to confirm that securities liquidations will be carried out in an orderly business manner.
Stable value funds, collective trust funds that are composed primarily of fully benefit-responsive investment contracts, are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.
The following table is presented by level within the fair value hierarchy and provides a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2023 and 2022. Significant transfers between levels within the fair value hierarchy are recognized as they occur. During 2023 and 2022, there were no transfers between Level 1, 2 or 3 categories.

Investments measured at fair value as of December 31, 2023 and December 31, 2022 were:

	Pricing Category	2023	2022
Mutual funds	Level 1	$182,937,848	$150,740,688
Williams-Sonoma, Inc. Stock Fund	Level 1	133,888,607	81,549,590
Schwab Personal Choice Retirement Account	Level 1	9,959,545	7,537,156
Total investments classified within the fair value hierarchy		326,786,000	239,827,434
Investments measured at net asset value[1]		287,460,069	232,223,926
Total investments measured at fair value		$614,246,069	$472,051,360

1     These investments are measured at fair value using net asset value (or its equivalent) as a practical expedient, and are therefore not classified within the fair value hierarchy. They are included in the table above to provide a reconciliation of total investments to the Statements of Net Assets Available for Benefits.
4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023 and 2022 to the Form 5500:

	2023	2022
Net assets available for benefits per the financial statements	$630,220,749	$485,931,371
Participant contributions earned; received in subsequent year	(1,204,716)	(1,202,918)
Excess contribution payable	—	4,468
Deemed distribution	(47,306)	(40,018)
Net assets available for benefits per Form 5500	$628,968,727	$484,692,903
The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2023 to the Form 5500:

2023
Net increase in net assets available for benefits per the financial statements	$144,289,378
Net change in employee contribution receivable	(1,798)
Net change in excess contribution payable	(4,468)
Net change in deemed distribution	(7,288)
Net gain per the Form 5500	$144,275,824
5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total trustee and administrative fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. to the Company for 2023 were $389,342. Any administrative fees paid by the Plan to Charles Schwab Trust Company, Schwab Retirement Plan Services, Inc. or any other third party service provider to the Plan, qualify as exempt party-in-interest transactions.
The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions. At December 31, 2023 and 2022, the fair value of the Williams-Sonoma, Inc. Stock Fund (the sponsoring employer) was $133,888,607 and $81,549,590, respectively, and the fair value of the holdings of Williams-Sonoma, Inc. (the sponsoring employer) stock within this fund was $132,801,507 and $80,113,835, respectively. In 2023, the Plan recorded dividend income and realized net gains from the Williams-Sonoma, Inc. Stock Fund of $2,286,913 and $2,354,769, respectively. As of December 31, 2023 and 2022, the Plan held 658,150 and 697,127 shares of Williams-Sonoma, Inc. common stock, respectively.
In addition, the Plan issues notes receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

6. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
For the 2023 Plan year, the Company remitted several participant contributions totaling $2,911,148 to the trustee later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company intends to file Form 5330 with the IRS and pay the excise tax due on the transactions. In addition, participant accounts will be credited with earnings in accordance with DOL guidelines.
7. INCOME TAX STATUS
The IRS issued a determination letter dated September 19, 2017 stating that the Plan, as amended, was qualified and the trust established thereunder was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes the Plan, as amended, has operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, remains tax qualified under the Code and the related trust was tax-exempt as of December 31, 2023. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2020.
8. SUBSEQUENT EVENTS
Subsequent events after the Statement of Net Assets Available for Benefits date through June 24, 2024, the date the financial statements were issued, have been evaluated in the preparation of the financial statements.
On June 13, 2024, the Company announced a two-for-one stock split of the Company’s common stock through a stock dividend. Each stockholder of record on June 27, 2024 will receive one additional share of common stock for each share of common stock held, payable after the close of market on July 8, 2024.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Form 5500, Schedule H, Part IV, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2023

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included ☒
2023 participant contribution transferred late to the Plan	$2,911,148	$—	$—	$—
2022 participant contribution transferred late to the Plan	$—	$2,192,693	$—	$—

See accompanying report of Independent Registered Public Accounting Firm.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value
	Common collective trust funds:
*	Schwab Managed Retirement Trust Fund 2040	Common Collective Trust Fund		$33,191,314
*	Schwab Managed Retirement Trust Fund 2030	Common Collective Trust Fund		26,225,569
*	Schwab Managed Retirement Trust Fund 2045	Common Collective Trust Fund		21,483,512
*	Schwab Managed Retirement Trust Fund 2050	Common Collective Trust Fund		20,632,494
*	Schwab Managed Retirement Trust Fund 2035	Common Collective Trust Fund		18,745,339
*	Schwab Managed Retirement Trust Fund 2055	Common Collective Trust Fund		13,280,430
*	Schwab Managed Retirement Trust Fund 2025	Common Collective Trust Fund		10,997,469
*	Schwab Managed Retirement Trust Fund 2060	Common Collective Trust Fund		8,584,935
*	Schwab Managed Retirement Trust Fund 2020	Common Collective Trust Fund		6,910,330
*	Schwab Managed Retirement Trust Income Fund	Common Collective Trust Fund		3,474,997
*	Schwab Managed Retirement Trust Fund 2015	Common Collective Trust Fund		2,140,027
*	Schwab Managed Retirement Trust Fund 2065	Common Collective Trust Fund		1,112,310
	T Rowe Large Cap Growth Trust B	Common Collective Trust Fund		52,939,282
	Galliard Managed Income Fund MC	Common Collective Trust Fund		23,841,622
	William Blair Small-Mid Cap Core Fund	Common Collective Trust Fund		16,710,776
	WTC CIF II International Opportunity	Common Collective Trust Fund		16,421,170
	State Street Global All Cap Equity Ex-U.S.	Common Collective Trust Fund		10,768,493
				287,460,069
	Mutual funds:
*	Schwab S&P 500 Index Fund	Mutual Fund		93,742,549
	Dodge & Cox Stock Fund	Mutual Fund		42,816,750
	Metropolitan West Total Return Bond Fund	Mutual Fund		16,484,213
	Vanguard Total Bond Market Index Inst	Mutual Fund		15,129,622
	Vanguard Extended Market Index Inst	Mutual Fund		14,764,714
				182,937,848
	Employer securities:
*	Williams-Sonoma, Inc. Stock Fund	Employer Securities		133,888,607

	Self-directed brokerage account:
*	Schwab Personal Choice Retirement Account	Self-Directed Brokerage Account		9,959,545

	Participants:
*	Notes receivable from participants	Loans to participants (at interest rates of 4.25% to 9.50%)***		6,285,186
				$620,531,255

*	Represents an exempt party-in-interest transaction.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Includes notes receivable from participants with original maturities of up to 15 years through 2038. See Note 1 to Financial Statements.
See accompanying report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By:	/s/ Chris McBride
Chris McBride
Senior Vice President, Total Rewards and HR Operations
Dated: June 24, 2024